LAW OFFICES OF

JOHN F. Wolcott

3318 Del Mar Ave., #202
Rosemead, CA 91770
(626) 571-4444
Fax (626) 288-8163
wolcottlaw@aol.com

Attorneys at Law

May 24, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attn:	Edward Kelly, Senior Counsel
Craig E. Slivka, Special Counsel

Re	ABCO Energy, Inc.
Revised Preliminary Proxy Statement on Schedule 14A (“Preliminary 14A”) Filed May 11, 2017 File No. 0-55235

Dear Mr. Kelly and Mr. Slivka:

On behalf of our client, ABCO Energy, Inc., (“Company”), we are enclosing a  revised version of the Preliminary 14A [“Preliminary 14A No. 6”] which has been tagged to reflect revisions in response to the Staff’s email dated May 22, 2017, setting forth  comments  regarding  Preliminary 14A No. 5 which was filed with the Commission on May 11, 2017.

This letter, which has been filed electronically with the Commission, includes the text of the Staff’s comments for your convenience.

Comment No. 1:

Letter to Shareholders; Notice of Special Meeting of Shareholders

Your May 11, 2017 letter indicates that you have revised the preliminary proxy statement so that there are two separate proposals relating to amending your articles of incorporation: proposal 1 to increase the number of authorized shares of common stock to 1,000,000,000 and proposal 2 to delete an authorized series of preferred stock and to authorize the issuance of 100,000,000 shares of preferred stock. Further, your letter represents that if there were not these two separate proposals, the New York Stock Exchange or NYSE rules would allow the NYSE to deny discretionary vote status to a combined proposal. Revise the second paragraph of the letter to shareholders to present the four proposals as the four proposals are presented in the notice of special meeting of shareholders.  Additionally, revise both the letter to shareholders and the notice of special meeting of shareholders to present separately proposals 1 and 2 as increased capital proposals rather than presenting proposals 1 and 2 collectively as the “Increased Capital Proposal.”

Response to Comment No. 1:

   Done.

Comment No. 2:
Information about the Special Meeting, page 4

1.	Revise the following subsections to reflect the revisions that you make in response to the comment above:

•	What is the purpose of the special meeting?;

•	How will my shares be voted if I do not specify a choice with respect to each proposal?;

•	How will my shares be voted if I do not provide the proxy?;

•	What vote is required to approve the proposals?; and

•	How does the Board of Directors recommend I vote on the proposals?

Response to Comment No. 2:

  Each has been revised as requested.

Comment No. 3:

Proposal 1 and Proposal 2, page 8; Approval, page 9

2.	Revise to present proposals 1 and 2 separately in two discrete sections rather than presenting proposals 1 and 2 collectively in one discrete section.

Response to Comment No. 3:

Done.

Comment No. 4:

Additional Information, page 19; Incorporation by Reference, page 19

3.	Update the disclosures to include the Form 10-K for the fiscal year ended December 31, 2016 and subsequent reports under the Exchange Act.
Response to Comment No. 4:
Done.

Comment No. 5:
Exhibit A, page 24

1.	Revise by presenting separate exhibits relating to proposals 1 and 2 to reflect the revisions that you make in response to the comments above.
Response to Comment No. 5:
Done.
Comment No. 6:
Exhibit B, page 25

2.	Revise to indicate that this exhibit relates to proposal 3 and not proposal 2.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.
Response to Comment No. 6:
Done.

ABCO respectfully requests that if the Staff’s has now completed its review of the Revised Preliminary 14A No.6, please advise so that we can send out the Final Schedule 14A to Shareholders.

Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any comments or questions regarding the Preliminary 14A No. 6  or this transmittal/response letter to me at (626) 288-1096 or to Larry Winters at (424) 228-5473.

Thank you very much for your help and assistance with this matter.

Very truly yours,

LAW OFFICE OF JOHN F. WOLCOTT
_______________________________
By: John F. Wolcott

cc:  Charles O’Dowd, ABCO Energy, Inc.
       John F. Wolcott
       Larry Winters
       Michael Kelley, Esq., Senior Counsel SEC Staff, Division of Corporation Finance

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